UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-228888

Investment Company Act File Number

Wildermuth Fund

(exact name of registrant as specified in its charter)

Delaware	46-435-7531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

Strathvale house, 3rd Floor, PO BOX 30847 90 North Church Street
George Town, Grand Cayman, KY1-1204 Cayman Islands	32082
(Address of principal executive offices)	(Zip Code)

+1(345) 623-9900

(Registrant's telephone number)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholders under Rule 30e-1. The Registrant’s most recent fiscal year end was March 31, 2025.

On May 22, 2025, the Registrant, including its Audit Committee, concluded that the Registrant’s independent registered public accounting firm would not be able to complete their scheduled audit of the Registrant’s financial statements for the fiscal year ended March 31, 2025 prior to June 9, 2025, with respect to Form N-CSR and June 14, 2025 with respect to Form N-CEN, due principally to a change in the Fund’s independent registered public accounting firm. The Registrant’s Board of Trustees, including the Audit Committee thereof, is working with management and the Registrant’s independent registered public accounting firm to complete the audit for the fiscal year ended March 31, 2025, but the audit will not be complete as of a date necessary for the Registrant to meet its current filing obligations. As a result, and while the Registrant’s Board of Trustees is confident that the audit can and will be completed, it is not possible for the Registrant to transmit to shareholders its annual shareholder report for the period ended March 31, 2025 (the “Annual Report”) or to file Forms N-CSR and N-CEN for the period ended March 31, 2025 within the prescribed timeframes.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it is impractical for the Registrant to file Form N-CSR by June 9, 2025 and to file Form N-CEN by June 14, 2025. The Registrant respectfully requests that the date for filing Form N-CSR be extended to August 8, 2025 and the date for filing Form N-CEN be extended to August 13, 2025.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors. The Registrant will adhere to the following requirements as a condition to the relief requested hereby:

1.	The Fund is in liquidation pursuant to a Plan of Liquidation (the “Plan”) adopted by the Fund’s Board of Trustees. Additionally, as of June 22, 2023, the Fund suspended sales and quarterly repurchase offers through the final distribution of the Fund’s assets pursuant to the Plan.

2.	The Fund will not make a final distribution pursuant to the Plan until after its audited financial statements are available and filed with the SEC.

3.	The Fund will make appropriate disclosure, through a supplement to its prospectus and will promptly place the supplement on the Fund’s website landing page with a link thereto.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Karen Aspinall

Practus, LLP

11300 Tomahawk Creek Parkway, Suite 310

Leawood, Kansas 66211

949.629.3928

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

WILDERMUTH FUND

By:	/s/ Mitchell Mansfield
Mitchell Mansfield, Principal Executive Officer and Principal Financial Officer

Date:	May 30, 2025